                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                                  GEHL COMPANY
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    368483103
                                 (CUSIP Number)


                                 March 31, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]  Rule 13d-1(b)
         [   ]  Rule 13d-1(c)
         [   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages

CUSIP No. 368483103               13G                     Page 2 of 6 Pages



1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                           HEARTLAND ADVISORS, INC.

                           #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a)  [      ]
                                                              (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                     WISCONSIN, U.S.A.

---------------------------------------- ---------------------------------------
               NUMBER OF                 5.  SOLE VOTING POWER
     SHARES BENEFICIALLY OWNED BY
                 EACH                            None
               REPORTING
                 PERSON                  6.  SHARED VOTING POWER
                 WITH

                                                 None

                                         7.  SOLE DISPOSITIVE POWER

                                                 175,000

                                         8.  SHARED DISPOSITIVE POWER

                                                 None

---------------------------------------- ---------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         175,000

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ______


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         3.3%

12.  TYPE OF REPORTING PERSON

                        IA

CUSIP No. 368483103                13G                 Page 3 of 6 Pages



1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                           WILLIAM J. NASGOVITZ                  ###-##-####


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a)  [      ]
                                                              (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.

---------------------------------------- ---------------------------------------
               NUMBER OF                 5.  SOLE VOTING POWER
     SHARES BENEFICIALLY OWNED BY
                 EACH                            175,000
               REPORTING
                 PERSON                  6.  SHARED VOTING POWER
                 WITH

                                                 None

                                         7.  SOLE DISPOSITIVE POWER

                                                 None

                                         8.  SHARED DISPOSITIVE POWER

                                                 None

---------------------------------------- ---------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         175,000

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ______


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         3.3%

12.  TYPE OF REPORTING PERSON

                        IN

CUSIP NUMBER   368483103                          Page 4 Of 6 Pages

Item 1.
         (a) Name of Issuer:   Gehl Company

         (b) Address of Issuer's Principal Executive Offices:
             -----------------------------------------------
             143 Water Street
             West Bend,  WI   53095
Item 2.
         (a) Name of Person Filing:
                 ---------------------
                 (1)  Heartland Advisors, Inc.    (2) William J. Nasgovitz

         (b) Address of Principal Business Office:
             ------------------------------------
                 (1)  789 North Water Street      (2)  789 North Water Street
                      Milwaukee, WI  53202             Milwaukee, WI  53202


         (c) Citizenship: Heartland Advisors is a Wisconsin corporation.
             -----------
                                                    William J. Nasgovitz - U.S.A

         (d) Title of Class of Securities:  Common Stock
             ----------------------------

         (e)  CUSIP Number:  368483103
              ------------

Item 3. The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz, President and principal shareholder of Heartland Advisors, Inc. Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G. The reporting persons do not admit that they constitute a group.

Item 4. Ownership.
        ---------

          For information on ownership, voting and dispositive power with respect to the above listed shares, see Items 5-9 of the Cover Page.

Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ X]


Item 6. Ownership of more than Five Percent on Behalf of Another
        --------------------------------------------------------
             Person.
            -------


             Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
        Security Being Reported on By the Parent Holding Company.
        ---------------------------------------------------------

              Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

              Not Applicable.

Item 9. Notice of Dissolution of Group.
        ------------------------------

              Not Applicable.

Item 10.  Certification.
          -------------

              By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  April 8, 2002

WILLIAM J. NASGOVITZ                        HEARTLAND ADVISORS, INC.

By: /s/  PAUL T. BESTE                           By: /s/ PAUL T. BESTE
----------------------                           ---------------------
Paul T. Beste                                    Paul T. Beste
As Attorney in Fact for                          Chief Operating Officer
William J. Nasgovitz

EXHIBIT INDEX

         Exhibit 1       Joint Filing Agreement

EXHIBIT 1



                             Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of Gehl Company at March 31, 2002.

WILLIAM J. NASGOVITZ

By: /s/   PAUL T. BESTE
       ----------------
          Paul T. Beste
As Attorney in Fact for William J. Nasgovitz





HEARTLAND ADVISORS, INC.


By:  /s/ PAUL T. BESTE
         -------------
         Paul T. Beste
         Chief Operating Officer